CERTIFICATE OF AMENDMENT
OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF NEOLEUKIN THERAPEUTICS, INC.

Neoleukin Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
First: The name of the Corporation is Neoleukin Therapeutics, Inc. The Corporation filed with the Secretary of State of the State of Delaware an Amended and Restated Certificate of Incorporation on March 12, 2014 under the name Aquinox Pharmaceuticals, Inc. (as amended, the “Restated Charter”).
Second: Article IV, Section A of the Restated Charter is hereby amended and restated to read in its entirety as follows:
“A. The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that the Company is authorized to issue is 25,000,000 shares. 20,000,000 shares shall be Common Stock, each having a par value of $0.000001 per share. 5,000,000 shares shall be Preferred Stock, each having a par value of $0.000001 per share.”
Third:  Article IV of the Restated Charter is hereby amended by adding a new Section D as follows:
“D. Effective as of 12:01 a.m. Eastern Time on September 25, 2034 (the “Effective Time”) and without further action on the part of the Corporation or the Corporation’s stockholders, every five (5) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, subject to the treatment of fractional share interests as described below. No fractional shares shall be issued at the Effective Time. In lieu thereof, such stockholders who would otherwise be entitled to receive a fractional share shall be entitled to receive a cash payment at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Common Stock, as reported on the Nasdaq Stock Market LLC, on the last trading day prior to the Effective Time (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day or other price determined by the Board of Directors).”
Fourth: That the foregoing amendment was duly adopted by the Board of Directors of the Corporation in accordance with Sections 141 and 242 of the General Corporation Law and was approved by the holders of the requisite number of shares of capital stock of the Corporation.
IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 22nd day of September, 2023.

NEOLEUKIN THERAPEUTICS, INC.

By:	/s/ Donna M Cochener
Name:	Donna M Cochener
Title:	Interim CEO, General Counsel and Corporate Secretary